OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CFBB Pictures, LLC

2642 Stratford Drive
Greensboro, NC 27408

www.killgiggles.com



100 units of Non-Managing Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070* Non-Managing Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 Non-Managing Membership Units ($10,000)

Company	CFBB Pictures, LLC
Corporate Address	2642 Stratford Drive, Greensboro, NC 27408
Description of Business	Manage, produce, and market a feature motion picture
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Perks

$2,500 — If you invest $2,500, you will receive an ASSOCIATE PRODUCER credit in the film.

$5,000 — If you invest $5,000, you will receive a CO-EXECUTIVE PRODUCER credit in the film.

$10,000 — If you invest $10,000, you will receive a CO-PRODUCER credit in the film.

$25,000 — If you invest $25,000, you will receive an EXECUTIVE PRODUCER credit in the film.

$50,000 — If you invest $50,000, you will receive a PRODUCER credit in the film.

All perks occur after the offering is completed.

gross profits allocated subject to terms of CFBB Pictures, LLC Operating Agreement attached as an Exhibit to the Offering Document below.

<u>The 10% Bonus for StartEngine Shareholders</u>

CFBB Pictures will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Non-Managing Membership Units at $100 / unit, you will receive 1 bonus Non-Managing Membership Units, meaning you'll own 11 units for $1000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

CFBB Pictures was created solely for the production and distribution of the feature film to be known as KILL GIGGLES. This film will achieve worldwide distribution and film festival accolades/awards based off the previous filmography and works of Mad Ones Films, and its Creative Director, Jaysen P. Buterin.

Sales, Supply Chain & Customer Base

We will be focusing on specific distribution outlets that will release the film through digital mediums such as Netflix, Amazon Prime, as well as to iTunes, Hulu, cable Video-On-Demand, Google Play, and other online avenues. For physical media such as DVDs and Blu-Ray, the company will have no inventory, but rather license rights to a third party, who will then distribute to the big box stores.

Competition

We sincerely believe the horror film industry is thriving, and that a film like "Kill Giggles," with this kind of story, has never been made before. Our "competition" consists of horror films where the monsters, the madmen, the serial killers either are, or dress up, like clowns to commit their mayhem, murder and misery. We also believe that the characters in these films often come across as flat and forgettable. So we are going to do something completely different, by telling the tale of a serial killer *OF* clowns instead, with characters that the audience cares about. "Kill Giggles" will stand out for this very reason and will therefore, quite literally, take a timeless terror trope and turn it on its rainbow-wig covered head.

Liabilities and Litigation

The company is involved in no liabilities nor litigation.

The team

Officers and directors

Jaysen Buterin	Founder, CEO, Managing Director and Creative Director

Jaysen Buterin
Writer. Director. Actor. Musician. Drummer (wait for it…). Model. Artist. Canvas. Columnist. Proudest Papa EVER. And as Creative Director of the straight jacket-tested/doctor-approved Mad Ones Films, from Greensboro North Carolina, Jaysen Buterin's mission has been to show the unbridled kaleidoscopic creativity just waiting to be unleashed when the inmates are finally allowed to run the movie-making asylum. More comfortable behind the camera as the writer/director of award-winning film fare such as the Tarantino-meets-Twilight Zone trilogy, "The Gospel According to Booze, Bullets & Hot Pink Jesus," the on-the-road killer thriller, "Between Hell and a Hard Place," or the sinister stay-at-home horror hits of "Don't Let the Light In" and "The Corner," he also takes turns in front of the camera, acting in such frightful and delightful films as "Knob Goblins," "Loop," "Born Again," "Mama's Boy" and "Identity Thieves". He's currently hard at work on fundraising for his very first feature-length film, the coulrophobia-courting/clown killing goodness of "KILL GIGGLES"!!! [2015-Present, Full-time Creative Director, Mad Ones Films]

Number of Employees: 1

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a brand-new company created specifically for this film.** The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately May 1, 2019 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

- **Competition** Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

- **Labor Laws/ Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the Picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.** Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

- **In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.** Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Certain personnel may not be available during the Production or Post Production phase of the Picture, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.

- **Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.** We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

- **Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.** The Company is dependent on Jaysen Buterin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of his death or disability. Therefore, if Jaysen Buterin should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. In particular, the Company is dependent on Jaysen Buterin, who is the producer of the film that our Company plans to produce. The loss of Jaysen Buterin or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

- **The film might never be made.** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amounts. The Non-Managing Membership Units only provide a right to share in the revenues of the "Kill Giggles" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

- **Limited Rights of Investors.** Holders of Non-Managing Membership Units have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Non-Managing Membership Units participants. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jason P. Buterin, 100.0% ownership, Managing Membership Units

Classes of securities

- Non-Managing Membership Units: 0

<u>Non-Managing Membership Units:</u> 0 Non-Managing Membership Units

The Company is authorized to issue up to 6,660 Non-Managing Membership Units. There are a total of 0 currently issued.

<u>Voting Rights</u>

Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managers may at time to time seek advice from Non-Managing Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company.

<u>Non-Managing Membership Unit Recoupment Rights</u>

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as "Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managers has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managers with each Manager receiving that portion thereof proportionate to his/her Units in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Managing Membership Units: 1,000

Managing Membership Units: 1,000 Managing Membership Units

The company has issued 1,000 Managing Membership units to Jason P. Buterin, who owns 100% of The Company.

Voting Rights

Managing Members, hereto referred to as the "Managers", will have full and only voting rights to this company. The Managers may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company.

The Managers shall also be one of the producers of the film.

A Manager may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Manager to convert monies into a capital contribution for which the Manager is entitled to reimbursement.

Producer's credit shall be given to the Managers and thereafter to any other Managers and/or such other person(s) or entity(ies) as the Managers may authorize.

Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managers may authorize.

Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as "Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managers has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent(50%) of the Adjusted Net Profits shall be paid to the Managers with each Manager receiving that portion thereof proportionate to his/herUnits in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only,however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a holder of Non-Managing Membership Units, you will have no voting rights, and limited ability, if at all, to influence our policies or any other business matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the Adjusted Net Profits generated by the film "Kill Giggles" in the aggregate (i.e., as a group). Accordingly, your interest in such net profit share will always be pro-rata, pari passu with all other investors against the full production budget of the film ($150,000). In the event the Managers of the Company deems necessary to increase the budget of the film for a perceived better chance for a larger impact in the film market or any other purposes deemed to be in the best interest of the company, the units will be diluted in value commensurate with the new budget.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the production and post-production of the feature film, which we do not anticipate occurring until Fall 2019/Spring 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Since the company's sole purpose is the production of a single film, our operating costs, and major expenses are strictly confined to the budget of said production. Although we can use some of the budget for marketing and growing awareness and attracting named talent to the production, we would require the full amount of the budget in order to begin production on KILL GIGGLES. If we only raise $10,000, the money will be used as seed money to begin the next phase of the fundraising campaign, for legal fees, and to advertise/market the offering to bring it to completion. Specifically (but not limited to):

1. Highly targeted ads on Facebook to small and medium investors who are also interested in Horror films.
2. Highly targeted ads on Instagram and Twitter to blogs and websites that exclusively deal in the Horror genre.
3. Highly targeted ads on websites that cater specifically to Horror fans every day of the year.
4. Fees to third-party consultants to maximize SEO and SEM to draw traffic to the offering.

Financial Milestones

The company is dedicated to a single goal of producing and released the film "KILL GIGGLES." We expect revenues will not be generated until either its expected purchasing of its rights, or its subsequent release in the 2nd quarter of 2020. This can be done by attending several film markets around the country that specifically looks for films of this kind, to purchase the domestic rights for distribution. If not released at the box office, it will be sold through VOD, cable, and DVD formats generating revenue on a per view basis. Beyond domestic, the international rights can be sold off in a territory by territory basis.

CFBB Pictures, LLC is a new start-up that was not in existence for the previous tax year. Our plan is to hit and then possibly exceed the goal we have set of $107,000 in order to create and distribute the film.

We have set the following goals for ourselves:

$10,000 - Once we hit the $10,000 mark, we will secure the shooting dates for principal photography of the film.

$25,000 - At the $25,000 mark, we will begin to secure the cast and crew, coordinate shooting dates and begin SAG paperwork,

$50,000 - At the $50,000 level, we will secure cast and crew, all shooting locations, permits, and complete all SAG paperwork.

$107,000 - Once we reach this amount, we should have everything we need to complete production and and post-production of the film.

Exceeding the $107,000 goal - Once we surpass $107,000, here's where things get fun! Our plan is to secure cult-status celebrity actors well known for their various roles in horror films as *Kill Giggles* will pay homage to the iconic greats from the past!

Liquidity and Capital Resources

Given the nature and medium of this particular project, it is absolutely dependent on any and all funds raised for the film, whether through StartEngine, private investors, or other various means of crowdsourcing and fundraising. All capital resources raised will remain within the company's working capital until working capital exceeds $10,000.

The company was formed in July, has no assets or liabilities, nor is it either generating or losing money in its present state. Funding is required to commence and complete production and marketing the motion picture. If the company is successful in this offering, we will likely seek to continue to raise capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company not to exceed the amount of $666,000. All such funds to be used for production and marketing of the motion picture.

With both the minimum and maximum raise outlined in this offering, it will allow us to use that to seek additional forms of financing to reach the full production budget of what is needed to make and market the film; be it tax credits from a state film fund, the attraction of talent to raise the status of the film, pre-sales in the international market, and matching funds for other potential investors.

The minimum amount requires much more of these other funding streams, whereas the maximum raise would allow us the flexibility to use only one or two of these methods.

The Company has no commitments for any current raises of capital. The Company will continue to raise capital based on future needs after this offering is complete in order to get to the total raise of $250,000 (the production budget of the film). These methods outlined above include:

- Bringing on board other industry executive producers who can match and bring additional resources to the production through private investments.
- Signing and attaching named talent that will elevate the status of the film to reach a larger audience thereby increasing the value of the film, opening the door for pre-sales through sales agents and distribution Minimum Guarantees.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$100,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the cinematography, filmography and management team. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds:		
Film Production		

	$7,000	$60,000
Editing and Post Production	$1,000	$15,000
Marketing	$500	$10,000
Working Capital	$400	$10,000
Misc. Fees and Expenses	$100	$1,300
Total Use of Net Proceeds	$9,000	$96,300

100% of the capital raised by CFBB Pictures LLC., will be used to make and secure distribution for the film Kill Giggles.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 10.0% on all funds raised.

If we raise $10,000, the money will be used as seed money, for legal fees, and to advertise/market the offering.

Specifically (but not limited to):

1. Highly targeted ads on Facebook to small and medium investors who are also interested in Horror films.

2. Highly targeted ads on Twitter to blogs and websites that exclusively deal in the Horror genre.

3. Highly targeted ads on websites that cater specifically to Horror fans every day of the year.

If we raise $10,000 - $107,000, some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

1. Leverage further advertising, broadening the target audience listed above.

2. Third party consultants to increase the reach of the campaign.

3. Keep the majority of the funds in reserve for use in the production of the movie.

4. Demonstrate proof-of-concept to secure name talent for roles in the movie.

5. Hire key personnel (Sales Agent, Casting Director, Production Attorney, Executive Producer, Line Producer, etc...) to expand our network and to obtain pre-sales and distribution deals.

We are seeking to raise a minimum of $107,000 and up to $666,000 in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $666,000, we believe the amount will enable us to improve upon every facet of the film, from securing bigger talent, more special effects, top caliber music, and an intense viral marketing campaign.

We have set the following goals for ourselves:

$10,000 - Once we hit the $10,000 mark, we will secure the shooting dates for the film.

$25,000 - At the $25,000 mark, we will begin to secure cast, crew for shooting location dates and begin SAG Paperwork,

$50,000 - At this level, we will secure all shooting locations, permits, editing, music and scoring for the film.

$107,000 - Once we reach this amount, we should have everything we need to complete production and marketing of the film.

Exceeding the $107,000 goal - Once we suppress $107,000, here's where things get fun! Our plan is to secure actors well known for their roles in horror films as Kill Giggles pays homage to the greats from the past!

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

CFBB Pictures, LLC will make annual reports available at www.killgiggles.com/cfbbpictures. It will be right there on the main page under the title/link "ANNUAL REPORT." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CFBB
Pictures, LLC

[See attached]

I, _Jason P. Kitchin_ (Print Name), the _Sole Operator_ (Principal Executive Officers) of CFBB Pictures, LLC, hereby certify that the financial statements of CFBB Pictures, LLC and notes thereto for the periods ending June 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

CFBB Pictures, LLC was not in existence for the previous tax year.
No tax returns are due at this time.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _08.01.18_ (Date of Execution).

(Signature)

Sole Operator (Title)

_08. 01. 18_ (Date)

CFBB Pictures, LLC

**FINANCIAL
STATEMENTS
(UNAUDITED)**

**FROM INCEPTION
As of June 30, 2018**

CFBB Pictures, LLC
Index to Financial Statements
(unaudited)

CFBB Pictures, LLC
BALANCE SHEETS
as of June 30, 2018
(unaudited)

	as of June 30, 2018
ASSETS	
Current Assets	
Bank Accounts	
Checking	$0.00
Total Bank Accounts	**$0.00**
Other Current Assets	
Inventory	$0.00
Note Receivable	$0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$0.00**
Fixed Assets	
Office Equipment	$0.00
Office Furniture	$0.00
Acc Depreciation	$0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$0.00
Credit Cards	$0.00
Total Accounts Payable	**$0.00**
Long-Term Liabilities	
Note Payable	$0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Partners' Investments	$0.00
Retained Earnings	$0.00
Net Income	$0.00
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**


CFBB Pictures, LLC
STATEMENTS OF OPERATIONS
as of June 30, 2018
(unaudited)


		June 2018
Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS		0.00
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Advertising		0.00
Auto Expenses		0.00
Bank Service Charges		0.00
Commissions and Fees		0.00
Depreciation		0.00
Dues & Subscriptions		0.00
Insurance		0.00
Legal & Professional Fees		0.00
Licenses and Permits		0.00
Meals & Entertainment		0.00
Office Supplies		0.00
Rent		0.00
Repairs & Maintenance		0.00
Travel		0.00
Utilities		0.00
Website		0.00
Total Expenses	$	**0.00**
Net Income	$	**0.00**


CFBB Pictures, LLC
STATEMENTS OF CASH FLOWS
as of June 30, 2018
(unaudited)


	June 2018
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$0.00**
Net cash provided by operating activities	**$0.00**
FINANCING ACTIVITIES	
Credit Cards	$0.00
Notes Payable	$0.00
Net cash provided by Financing activities	**$0.00**
INVESTING ACTIVITIES	
Owners' Investment	$0.00
Net cash provided by investing activities	**$0.00**
Net cash increase for period	**$0.00**

NOTE 1 – NATURE OF OPERATIONS

CFBB Pictures, LLC was formed on June 28, 2018 ("Inception") in the State of [NC]. The financial statements of CFBB Pictures, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [GREENSBORO, NC].

CFBB Pictures, LLC will produce the feature film, "Kill Giggles," a horror movie like no other because no one has ever done this before… literally. Everyone has seen and heard the stories and movies where the monsters and the serial killers either are, or dress up, like clowns to commit their mayhem, murder and misery. And that's where "Kill Giggles" comes in. Because what we are going to do is to take a timeless terror trope and turn it on its rainbow wig-covered head, by telling the tale of a serial killer OF clowns instead.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the distribution of the film itself, and from future merchandising from the film when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d)

collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Right now the company has no debt. CFBB Pictures, LLC believes that Kill Giggles can be completed and distributed without occurring debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Managing Membership Units
We have authorized the issuance of 1,000 shares of our Managing Membership Units. As of 7/13/18 the company has currently issued 1,000 shares of our Managing Membership Units.

Non-Managing Membership Units
We have authorized the issuance of 6,660 shares of our Non-Managing Membership Units. As of 7/13/18 the company has currently issued 0 shares of our Non-Managing Membership Units."

Investment type: Non-Managing Membership Units

$100 per Non-Managing Membership Unit

Minimum Investment: $100
Security Type: Non-Managing Membership Units
Round Size: Min: $10,000; Max: $107,000
Pre-recoupment: Investors will retain 100% of the Company's ("CFBB Pictures, LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 20% bonus, then a prorated share of 50% of remaining (net) profits.

Jason P. Buterin is the sole organizer/operator of CFBB Pictures, LLC.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5%

of the aggregate amount of capital sought by the company under Regulation CF.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after June 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Kill Giggles | CFBB Pictures, LLC is pending **StartEngine Approval.**

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🤍

Kill Giggles | CFBB Pictures, LLC
Help Produce a Feature Horror Film

🔵 Small OPO   🏠 Greensboro, NC   🏷 Film & Video
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Want to Become a Part of Horror Movie Magic?

Invest in **Kill Giggles...** And let's send in the clowns to die!

Horror movies are thriving. Horror movies are not only Oscar contenders nowadays, but Oscar winners as well. And we believe original horror ideas—not remakes of reboots of recycled franchises—are even hotter right now. Movie audiences seem ready to be frightened and viewed, because people will **ALWAYS** love being scared. (Source: in FAQs below)

And you don't just need jump cuts, or blood and guts to make a good horror movie. You don't have to blow your budget on all things nudity and gory, all you need is a good story, and that's where we come in. **KILL GIGGLES** is an award-winning screenplay that we will turn into a feature film with <u>this</u> fundraising campaign. It is a story like no other because no one has EVER made a film like this... YET!

Everyone has seen the movies and shows where the monsters, the maniacs, the serial killers dress up like clowns—but what about a serial killer **of** clowns instead? What about taking the timeless terror trope of clowns and turning it on its rainbow wig-covered head by making *them* the victims instead? What about doing something that's never been done before... literally?!? That's what we're going to do with **KILL GIGGLES** and we need your help to make it happen!

In the past, there wasn't an easy way for most people to be able to invest in films. You either had to know somebody, be wealthy enough to be an accredited investor (have a net worth of at least $1,000,000, or an annual income of at least $200,000), or donate your money to a crowdsourcing project, which, while certainly supporting filmmakers, doesn't get you much in return but maybe a credit, a t-shirt, or some other promo item.

However, with the passing of the JOBS ACT, people can now invest in an online offering such as this and own a piece of movie history for as little as $100. Only a few feature-length narrative films have ever offered equity to the general public in this manner that we're aware of, and out of those, only <u>one</u> previous project was a horror film to our knowledge. We are hoping that it is *this unique opportunity* that will open the door to anyone who wants to become an integral part of the magical process of





filmmaking.

What Are We Offering?

Investment type: Non-Managing Membership Units

$100 per Non-Managing Membership Unit | When you invest you are betting the company's future value will exceed $207,000.

For investors, all of the adjusted gross profits* go to you first, before any producers, actors, director, etc, sees any returns.

Once every investor has been paid back 120% of their investment, then all net profits will be divided into two profit pools, each equal to 50%. One pool will be for investors to share pro-rata, pari passu with all other investors against the full budget of the film. The other pool will go to the producers (actors, director, writer, etc.).

This type of revenue sharing of profit will occur in perpetuity, potentially allowing returns for the next 20 or 30 years, or beyond.

Minimum Investment: $100
Security Type: Non-Managing Membership Units
Round Size: Min: $10,000; Max: $107,000
Pre-recoupment: Investors will retain 100% of the Company's ("CFBB Pictures, LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 20% bonus, then a prorated share of 50% of remaining (net) profits.

Perks

$2,500 — If you invest $2,500, you will receive an ASSOCIATE PRODUCER credit in the film.
$5,000 — If you invest $5,000, you will receive a C0-EXECUTIVE PRODUCER credit in the film.
$10,000 — If you invest $10,000, you will receive a CO-PRODUCER credit in the film.
$25,000 — If you invest $25,000, you will receive an EXECUTIVE PRODUCER credit in the film.
$50,000 — If you invest $50,000, you will receive a PRODUCER credit in the film.
**All perks occur after the offering is completed.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

The Scary Status Quo

or, "Everyone else is doing it... why aren't we?!?"

"Kill Giggles" is a story, a screenplay, and soon to be a feature film like no other. And yes, while many filmmakers may say that, especially within the realm of independent horror, we at Mad Ones Films actually mean it. Because everyone has seen and heard the stories and movies where the monsters and the serial killers either are or dress up like clowns to commit their mayhem, murder and misery.

For instance, there have been: BOTH versions of *It*; BOTH versions of *Halloween; 31; Clown; Stitches; Gacy; Amusement; 100 Tears; We All Scream for Ice Cream (Masters of Horror); American Horror Story: Freak Show; Killer Clowns from Outer Space; Killjoy; Clownhouse; All Hallows Eve; Prank; Vulgar; and Terrifier...* and honestly, that's just to name a few.



TIM CURRY AS GINGERCLOWN
GINGERCLOWN 3D
Midnite Movies
KILLER KLOWNS FROM OUTER SPACE
IN SPACE NO ONE CAN EAT ICE CREAM!
VULGAR

Photo: *Gingerclown 3-D (2013), Killer Klowns from Outer Space (1988), AHS: Freakshow (2014), It (2017), Vulgar (2000)*

And that's where **"Kill Giggles"** comes in. Because what we are going to do is to take a timeless terror trope and turn it on its rainbow wig-covered head, by telling the tale of a serial killer **OF** clowns instead.

And that's where YOU come in!!! You see, we don't care if you've got more money than you know what to do with and you HATE clowns! It doesn't bother us if you have fistfuls of cash and actually, for some very bizarre, LOVE clowns, because either way, **we want YOU to join our circus!**

What it all boils down to is that we want to make this movie. We want to make this movie with you. And we want to make this movie NOW before anyone else gets an all too-similar idea. So... Let's send in the clowns to die, shall we?

The Story of Kill Giggles

"Kill Giggles" is the story of Tommy dos Santos, who wasn't born a psychopath, but he wasn't made a sociopath either. Tommy is something entirely new, and he's walking his own path—a path that will run red with the blood of the foulest most fiendishly frightening creatures ever conceived by man: Clowns.

No longer do they have the starring role in our nightmares, it is now the clowns who are the prey, running for their lives from a killer who won't stop until every single one of them is dead. As Tommy's body count rises, he finds himself getting closer to what he thought was a ghost, the once great clown king known as "Giggles," and wonders... If laughter can't die, well, how about Giggles?

"Kill Giggles." It's Hitchcock meets Kubrick: it's horror, it's thriller, it's surreal psychological sensationalism. Honestly, it's the trifecta of scary movies... and all to a circus soundtrack. Because while all the world may love a clown, no one ever said that it had to be alive.

 

To give investors and audience members a taste of the thrills and chills to come with the full feature, Mad Ones Films shot **"Killing Giggles,"** a proof-of-concept **AWARD-WINNING** extended first scene of the film to give a cinematic sense of the look and feel of the movie that we can make together!   (see the trailer below!) The proof-of-concept is reaching audiences far and wide on the film festival circuit and paving the way for the feature!




KILLING
GIGGLES

Director's Statement: Facing My Worst Nightmare

"Everyone has seen and heard the story of the maniacs, the monsters, the serial killers who dress up as clowns to spread fear and terror. But what if there was a serial killer OF clowns, terrorizing them with fear instead? And with that one derailing train of thought in my head I sat down to write and direct ***"Kill Giggles"*** – a harrowing Hitchcockian horror story that will take a timeless terror trope and turn it on its rainbow wig-covered head."


KILL
GIGGLES

"With over 13 award-winning short films under my belt, I felt I was ready to face one of my worst nightmares. No... not my first feature, but rather the floppy-footed foul fiends who will be starring in it. Because I am absolutely terrified of clowns, I have been almost my whole life, or at least since I saw *Poltergeist*. Conversely, I've loved movies for just as long, if not longer, so I thought what better way to exorcise those particular demons? And with that, the idea of killing Giggles was born."

- Jaysen P. Buterin (writer/director/producer)

The Backstory of Mad Ones Films

Mad Ones Films is an award-winning straight-jacket-tested, doctor-approved independent filmmaking company located deep in the heart of Greensboro, North Carolina. Since 2006, the "Mad Ones" have specialised in character-focused, dialogue-driven genre-juggling films that include everything from Faustian rock & roll thrillers and supernatural noir comedies to Grindhouse gospels and thrilling, chilling tales of terror and suspense.


mad ones
films
straight jacket-tested
doctor-approved
WWW.MADONESFILMS.COM

Their films include the 'Tarantino meets Twilight Zone' short film trilogy, ***"The Gospel According to Booze, Bullets & Hot Pink Jesus,"*** the black & white killer thriller, ***"Between Hell and a Hard Place," "Don't Let the Light In,"*** a sinister short twist on the babysitter club, and ***"The Corner,"*** a terrifying tale that reminds us that home is where the horror is. As the inmates running the cinematic asylum have proven time and time again, Mad Ones Films clearly have a proclivity for the profound and the profane, and a love for the salacious and the shadows that lurk in the minds and souls of sinners and saints alike.

What Movie Magic Have We Made So Far?


THE CORNER


DON'T LET THE LIGHT IN













The Corner (2016)

- Screened at 25 film festivals internationally.
- Won: Best In Show; Best Suspense (Short Film); Best Horror; Best Horror Short Score; & Best Horror Awards.
- 3-year broadcast deal on ShortsTV (North America & Europe/Middle East/Africa markets).

IMDB Page

Don't Let the Light In (2015)

- Screened at 39 film festivals all around the world.
- Won: Best Thriller; Best Horror; Best Director (Short Film); Best Suspense (Short Film); Best Old School Horror; Best Creepy Film; Best Horror Film (Short); Rising Star (Best Actor); Best Actress; Best Poster & Best Short Film Awards.
- Distributed on "Monster X" Anthology by Ruthless Pictures.
- 3-year broadcast deal on ShortsTV (North America, Latin America, & Europe/Middle East/Africa markets).

IMDB Page

Between Hell and a Hard Place (2014)

- Screened at 29 film festivals internationally.
- Won: Best Short Film; Audience Choice; Best Dramatic Short Film; Best Short Film; Best Actor; Best Suspense Film; Best Poster; & Best Thriller (Short Film) Awards.
- 3-year broadcast deal on ShortsTV (North America, Latin America, & Europe/Middle East/Africa markets).

IMDB Page

The Gospel According to Booze, Bullets & Hot Pink Jesus (2013)

- Screened at 37 film festivals around the country.
- Won: Best Short Film; Best Grindhouse Film; Best Actor; Best Actress; Filmmaking Achievement Award; Best Short Film; Best Regional Film; Best Comedy; Best Feature Film; Best Regional Film; Best Emerging Actor.

Act I IMDB Page
Act II IMDB Page
Act III IMDB Page

Meet the Mad Ones Films Team

Also Known As, "the inmates running the cinematic asylum..."

Jaysen P. Buterin
Writer/Director/Producer - Managing Member

Jesse H. Knight
Director of Photography

Ron Wasserman
Composer







As founder/Creative Director of the straight jacket-tested/doctor-approved Mad Ones Films, from Greensboro North Carolina, Buterin's mission has been to show the unbridled kaleidoscopic creativity just waiting to be unleashed when the inmates are finally allowed to run the movie-making asylum. More comfortable behind the camera as the writer/director of award-winning film fare such as the Tarantino-meets-Twilight Zone trilogy, "The Gospel According to Booze, Bullets & Hot Pink Jesus," the on-the-road killer thriller, "Between Hell and a Hard Place," or the sinister stay-at-home horror hits of "Don't Let the Light

Jesse H. Knight has over 20 years of experience as a practicing filmmaker. He is director/editor/DP/producer for hire under the sole proprietorship Jesse Knight Films that he has maintained since 2009. Jesse is wholeheartedly dedicated to filmmaking and the education of others. All aspects of the craft fascinate him and drive him to master them further. He instills this feeling in others, from the concept of the idea all the way through to distribution and beyond. He looks forward to learning more over the years and hopes to inspire others to follow a career path in creating worlds.

Ron Wasserman is an award-winning composer from Los Angeles, California. He has written music for numerous live-action and animated television series, such as Mighty Morphin Power Rangers, Power Rangers SPD, X-Men, SpongeBob SquarePants, Bella & the Bulldogs, The Thundermans, Hot in Cleveland, The Soul Man, Retired at 35, Freaky Eaters, Kirstie, Supernanny and many more. He is also credited with composing the music for numerous video game projects, including Monty Python & the Quest for the Holy Grail, and Monty Python's The Meaning of Life (7th Level Entertainment), and Ace Ventura (DIC

In" and "The Corner," he also takes turns in front of the camera, acting in such frightful and delightful films as "Knob Goblins," "Loop," "Born Again," "Mama's Boy" and "Identity Thieves".

See Jaysen's IMDB page.

Entertainment). He has written and produced music for many national ad campaigns (Toyota, Hyundai, Daisy Cottage Cheese, etc.) that have, no doubt, caused people to buy things that they didn't even know they needed. When he's not in his studio or on a mixing stage, Ron can be found on his mountain bike, somewhere in the Santa Monica Mountains.

Michael Ray Williams Lead Actor	**Jaclyn Helms Barber** Lead Actress	**John R. Mazza** Executive Producer







Michael Ray Williams began acting in high school and has been consistently doing so ever since. His focus started, primarily, with theatre. Some of his more memorable roles include Macbeth in William Shakespeare's Scottish play, Frederic in The Pirates of Penzance, Stanley in A Streetcar Named Desire, and Sweeney Todd in the well known Sondheim musical of the same name. His work in the theatre has also been off stage, spending a number of years doing lighting design, set construction, and special prop building as well as directing several shows. In addition he has taught a myriad of classes ranging from Improv 101 to in depth character creation and work. His theatrical work eventually led him to the independent film scene of North Carolina where he has established close ties with a few different production companies and directors. He has earned himself a handful of "Best Actor" awards and continues to add new projects to his calendar. His latest feature film, "Echoes", just made its Convention circuit premiere and will soon be screening in festivals all around.

Jaclyn is stoked to be working again with her dear friends in film on Kill Giggles! She was raised near Asheville, NC where she first got a taste for performance at the age of 12. Later, she attended Western Carolina University's acting program. She graduated with a B.F.A. in Acting for stage and screen. Film became a big love for Jaclyn at WCU, so upon graduation she moved to Wilmington, NC where she was known for her stand-in work on "Eastbound and Down" and the independent film, "River Guard." She quickly decided to come to Atlanta to pursue her career in film acting. Her latest work has been a feature in the film "Table 19" starring Anna Kendrick and Wyatt Russell, and the Assassin in "Hybrid" by Jesse Knight Films. Jaclyn cannot wait to spend some time with old friends, making magic and building new experiences!

John Mazza has been on the NC film scene since the late '90's. He is an entrepreneur, speaker, writer, educator, motivator, and creative problem solver. John has also appeared in several films as an actor, produced several feature-length and short films, and directed a number of documentary films. He is an all-around lover of movies, motion pictures, and creative storytelling. John's passion for the art of film is second only to his passion for helping people achieve their goals and finding their hidden potential.

Celebrity Guest Stars

Four beloved horror icon celebrities will be making appearances in Kill Giggles!!!









Felissa Rose	Judith O'Dea	Andre Gower	Ryan Lambert
Role: Dr. Courtney Lee	Role: Deborah di Prima	Role: Jay	Role: Donnie

Star of "Sleepaway Camp"; "Killer Rose"; "Family Possessions"; "Death House"; "Camp Twilight"

Star of "Night of the Living Dead" (1968); "Abandoned Dead"; "They Came from the Ether"

Star of "Monster Squad"; "Wolfman's Got Nards"; "Short Ends" (anthological TV show); "Caesar & Otto's Paranormal Halloween"

Star of "Monster Squad"; "Wolfman's Got Nards"; "Wrecker"; "Kids Incorporated"

Frequently Asked Questions

Budgets, stretch goals, and planning for the unexpected...

Okay. Let's get right down to the real nitty gritty. You'll notice in the budget breakdown below that it is more than what we have listed for this round of funding. The reason for this is that we want this film to be trendsetting epic horror/thriller film. An original idea in a sea of remakes, reboots and recycled franchises. That being said, the budget needed to fully complete this film is $107,000. That budget includes everything during the **production** (cast, crew, housing, food, transportation, props, locations, equipment, etc...) and **post-production** (editing, composing, coloring, mixing, etc...), as well as **obtaining four named actors** in the cast (one for the lead supporting role of Dr. Courtney Lee the psychologist, and three for smaller supporting roles).

Now all that being said, even if we make our <u>ultimate stretch goal of $666,000</u> that's still a pretty low budget for a feature film, even an indie one. We honestly feel that it's a goal that will allow us to make the best film that we can, while still stretching every single dollar as far as they will go.

First goal: If we get the full $107,000, and there is still time on the campaign, we will expand the campaign and lessen the amount of the investments needed in the other areas. The more that we can get from this campaign, the more leverage and flexibility we have when dealing with the other methods.

Our stretch goal: If we are able to raise more funds than $107,000, we will use the additional funds and work with our sales agent to obtain additional named actors for the cast to increase the films projected profitability and exposure.

Regardless of where this campaign ends up in its fundraising goal, it is important to note that every penny raised for this production will go towards making this film the best it can possibly be.





KILL GIGGLES BUDGET	
PRODUCTION	$39,000.00
CRAFT SERVICES	$17,000.00
POST PRODUCTION	$5000.00
SFX	$3000.00
PRODUCER	$4000.00
WRITER/DIRECTOR	$4000.00
UPM	$4000.00
INSURANCE	$6000.00
MARKETING	$8000.00
CONTINGENCY	$8000.00
CAST	$10000.00
ACCOUNTING	$2500.00
TOTAL	$110500.00



"And what do I get again for investing?"

Simple, you'll get an equity stake in the company ***CFBB Pictures, LLC*** (as Non-Managing Membership Units, see Terms section). **Its only purpose is to make and market the motion picture "Kill Giggles" and to derive revenue from that intellectual property.** The revenue generated by this film (after expenses) will returned first to investors on said investment plus 20%, and then once paid back, as a profit sharing revenue stream forever.

Not to mention, you will be part of our killer crew! This will allow you to enjoy weekly updates and track your investment from the first table read through production, post, marketing, and sales. **You'll be there to experience it all.**



"Why invest my money in a horror movie?"

Horror movies are on the rise. If the recent success of movies like "It," "Get Out," "A Quiet Place," or "It Follows" surprises you, well it shouldn't, because horror films have been among the the most bankable films, in terms of return on investment, in movie history. Scaring is a business and business will ALWAYS be good.

Out of the 20 most profitable movies of all time, based on return on investment, 10 of them have been horror. **That's 50% of the movies that have returned the most money to their investors.**

Within the last few years, horror films have experienced a great surge at the box office, capturing a greater piece of the overall pie. One reason for this is the budgets for horror films tend to be much smaller versus other types of films. It won't capture the giant headlines of the latest Marvel movie, but it doesn't have to. A typical studio movie will have a 200-million-dollar budget with at least that much on top for marketing costs. It would need $400 million just to break even! With ***"Kill Giggles,"*** however, its performance level can be much lower while still returning a higher percentage to you.

Another reason is that we believe horror fans have a real appetite for independent horror films. And original horror ideas—not remakes of reboots of recycled franchises—are even hotter right now. Horror movies are not only Oscar contenders nowadays, but Oscar winners as well. Clearly movie audiences are ready to be frightened and delighted at the movies again—no matter how, or where, that movie is viewed.

Movies like "Blair Witch," "Paranormal Activity," "The Babadook," "It Follows," and "A Quiet Place" were produced outside the studio system, but because of horror fans seeking out these lower budget and often independently-produced films, they were able to get a mass release for maximum dollars.


Box Office History for Horror
Ticket Sales and Market Share by Year
Tickets Sold (all genres)
Market Share (Horror)
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
0
Tickets Sold (all genres)
10%
8%
5%
3%
0%
Market Share (Horror)
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017

Most Profitable Movies, Based on Return on Investment

	Release Date	Movie	Approx. Profit	Production Budget	RoI
1	9/25/2009	Paranormal Activity	$89,363,723	$450,000	19,759%
2	7/10/2015	The Gallows	$6,943,262	$100,000	6,843%
3	1/6/2012	The Devil Inside	$37,401,229	$1,000,000	3,640%
4	2/5/1953	Peter Pan	$140,441,362	$4,000,000	3,411%
5	3/21/2014	God's Not Dead	$36,538,185	$1,150,000	3,077%
6	6/16/1978	Grease	$187,142,805	$6,000,000	3,019%
7	5/25/1977	Star Wars Ep. IV: A New Hope	$325,354,560	$11,000,000	2,858%
8	10/20/2010	Paranormal Activity 2	$77,144,539	$3,000,000	2,471%
9	1/1/1946	It's a Wonderful Life	$74,878,373	$3,180,000	2,255%
10	4/1/2011	Insidious	$35,100,730	$1,500,000	2,240%
11	1/20/2017	Split	$105,044,958	$5,000,000	2,001%
12	12/15/1974	Young Frankenstein	$58,471,797	$2,800,000	1,988%
13	10/6/2009	A Charlie Brown Christmas	$3,108,020	$150,000	1,972%
14	11/13/1991	Beauty and the Beast	$413,241,290	$20,000,000	1,966%
15	6/20/1975	Jaws	$225,062,182	$12,000,000	1,776%
16	10/23/1992	Reservoir Dogs	$22,452,279	$1,200,000	1,771%
17	8/28/2015	War Room	$51,454,328	$3,000,000	1,615%
18	2/24/2017	Get Out	$85,722,434	$5,000,000	1,614%
19	10/3/2014	Annabelle	$102,490,429	$6,500,000	1,477%
20	4/17/2015	Unfriended	$13,797,341	$1,000,000	1,280%

Year

Note: Figures for 2018 are at an annualized rate.

Source

Note: The profit and loss figures are very rough estimates based on domestic and international box office earnings and domestic video sales, extrapolated to estimate worldwide income to the studio, after deducting retail costs. Estimated expenses are based on the domestic theatrical distribution pattern of the film. More detailed financial analysis of films is available through our research services.

Source

"When the film is completed, what are the odds of me seeing a profit?"

We wish that we could lay out a definitive hard number that you could bank on, but as with a lot of investments, there are too many factors in order for us to speculate. We can say that given the trends of modern horror films in the market in general, and the modestness of the budget that we are asking for, that we look to be in a good situation.

For investors, all of the adjusted gross profits will go to you first, before any producers, actors, director, etc, see any returns.

Once every investor has been paid back 120% of their investment, then all net profits will be divided into two profit pools, each equal to 50%. One pool will be for investors to share pro-rata, pari passu with all other investors against the full budget of the film. The other pool will go to the producers (actors, director, writer, etc.). This type of revenue sharing of profit will occur in perpetuity, potentially allowing returns for the next 20 or 30 years, or beyond.



"If the company only exists for this one film, what incentive is there to make a return?"

We'll be completely honest with you... investors are the lifeblood of independent films. Without the faith and the funds of investors, none of the movie magic can happen. So that's why, in addition to making a fantastic film that will add something NEW to the horror genre, our number one objective is to pay back our investors. The reason is simple, although **CFBB PICTURES, LLC** only exists to make this one film, this is **NOT** the only film we plan on making. There are so many more stories that we want to tell, and if we want to do that, then alienating investors is not going to get us anywhere. We are hoping to establish a relationship that will be mutually beneficial for years to come, because we have such sights to show the world!

"What about the competition?!?"

As for competition, we are quite confident that no one has ever made a character-driven horror film like Kill Giggles before... EVER. Many of the horror films produced today are ghost or demon related, and use an abundance of CGI in order to generate its concept AND its scares. Not to mention that the characters are often two-dimensional and forgettable. The "old school" method of an engaging story, with characters that the audience cares about, is something seemingly relegated to the classic horror films that everyone remembers. We believe OUR story fits into that exact same niche.

Where will this film be shot?

Currently, we are looking at shooting entirely in North Carolina, predominantly around the Piedmont Triad area. Since we are centrally located in Greensboro, this gives us the ability to use our network and connections to hire locally, while still getting the best talent on both sides of the camera.

What will the movie be rated?

It will be rated "R."

It will be rated "R."

How long will the film take to shoot?

We estimate approximately 21 days of principal filming, and 3-6 months of post-production after that.



An Idea Was Born...

One night an interesting idea was born: what if there was a serial killer OF clowns instead of one who just dressed up like a clown?!?

Pre-Pre-Production

"Killing Giggles," a proof-of-concept short film of the first scene of the script is shot as well as other promotional teaser filming, creating a trilogy of teaser shorts to be released later.

The First (of Hopefully Many) Awards

"Kill Giggles" script wins its first major award (Best Un-Produced Screenplay, 2018 Crimson Screen)

Launched on StartEngine

Now YOU can own a part of our company!

Principal Filming Concludes!

With the blessing of the film gods, we will conclude principal filming of Kill Giggles by mid-August. (ANTICIPATED)

May 2014   **May 2017**   **May 2018**   **August 2018**   **August 2019**

August 2016   **February 2018**   **June 2018**   **June 2019**   **September 2019**

Let the Writing Begin...

The first draft of the screenplay was started on August 1, 2016.

Let the Writing Stop... Well, Maybe One More Revision

The 3rd & final draft of the screenplay is complete. The proof-of-concept short film, "Killing Giggles" has world premiere, and wins two awards.

CFBB Pictures, LLC Was Born!

With the name of the LLC chosen it was time.

Principal Filming Begins!

We anticipate filming will begin in early June, and transpire over the course of the summer into a 21-day shoot. (ANTICIPATED)

Post Production Begins

A rough cut will be fine-tuned to a "picture lock" version of the film. That will allow the score to be composed and any FX shots to be created. (ANTICIPATED)

In the Press



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Meet Our Team





Jaysen Buterin

Founder, CEO, Managing Director and Creative Director

Writer. Director. Actor. Musician. Drummer (wait for it...). Model. Artist. Canvas. Columnist. Proudest Papa EVER. And as Creative Director of the straight jacket-tested/doctor-approved Mad Ones Films, from Greensboro North Carolina, Jaysen Buterin's mission has been to show the unbridled kaleidoscopic creativity just waiting to be unleashed when the inmates are finally allowed to run the movie-making asylum. More comfortable behind the camera as the writer/director of award-winning film fare such as the Tarantino-meets-Twilight Zone trilogy, "The Gospel According to Booze, Bullets & Hot Pink Jesus," the on-the-road killer thriller, "Between Hell and a Hard Place," or the sinister stay-at-home horror hits of "Don't Let the Light In" and "The Corner," he also takes turns in front of the camera, acting in such frightful and delightful films as "Knob Goblins," "Loop," "Born Again," "Mama's Boy" and "Identity Thieves". He's currently hard at work on fundraising for his very first feature-length film, the coulrophobia-courting/clown killing goodness of "KILL GIGGLES"!!! [2015-Present, Full-time Creative Director, Mad Ones Films]





John R. Mazza
Executive Producer

John Mazza has been on the NC film scene since the late '90's. He is an entrepreneur, speaker, writer, educator, motivator, and creative problem solver. John has also appeared in several films as an actor, produced several feature-length and short films, and directed a number of documentary films. He is an all-around lover of movies, motion pictures, and creative storytelling. John's passion for the art of film is second only to his passion for helping people achieve their goals and finding their hidden potential.





Jesse H. Knight
Director of Photography/Producer

Jesse H. Knight has over 20 years of experience as a practicing filmmaker. He is director/editor/DP/producer for hire under the sole proprietorship Jesse Knight Films that he has maintained since 2009. Jesse is wholeheartedly dedicated to filmmaking and the education of others. All aspects of the craft fascinate him and drive him to master them further. He instills this feeling in others, from the concept of the idea all the way through to distribution and beyond. He looks forward to learning more over the years and hopes to inspire others to follow a career path in creating worlds.





Jason Ledford
Gaffer/Producer

Jason Ledford is a Native American Filmmaker, Musician and Storyteller. He was born in Cherokee, NC. Jason works primarily as a Cinematographer, but he is also a Producer, Director, Editor and Actor. His credits include the feature films Partners, an official selection in the 2016 Mississippi Sun and Sand Film and Music Festival, and the internationally distributed "Orbs: They are Among Us". He was the Director of Photography on the Stephen King Dollar Baby short "Rest Stop". In addition, Jason has worked on numerous award-winning feature length, shorts, and documentary films. He also won a SAG-AFTRA award for "Three Billboards Outside Ebbing, Missouri".



Offering Summary

Maximum 1,070* Non-Managing Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 Non-Managing Membership Units ($10,000)

Company	CFBB Pictures, LLC
Corporate Address	2642 Stratford Drive, Greensboro, NC 27408
Description of Business	Manage, produce, and market a feature motion picture
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Perks

$2,500 — If you invest $2,500, you will receive an ASSOCIATE PRODUCER credit in the film.

$5,000 — If you invest $5,000, you will receive a CO-EXECUTIVE PRODUCER credit in the film.

$10,000 — If you invest $10,000, you will receive a CO-PRODUCER credit in the film.

$25,000 — If you invest $25,000, you will receive an EXECUTIVE PRODUCER credit in the film.

$50,000 — If you invest $50,000, you will receive a PRODUCER credit in the film.

All perks occur after the offering is completed.

gross profits allocated subject to terms of CFBB Pictures, LLC Operating Agreement attached as an Exhibit to the Offering Document below.

The 10% Bonus for StartEngine Shareholders

CFBB Pictures will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Non-Managing Membership Units at $100 / unit, you will receive 1 bonus Non-Managing Membership Units, meaning you'll own 11 units for $1000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

KILL GIGGLES INVESTOR PITCH VIDEO TRANSCRIPT

Hello, my name is Jaysen Buterin from Mad Ones Films. I'm the writer and director of "Kill Giggles," and if you're watching this then hopefully you're interested in making a little movie magic with us. So if you'll allow me just a moment of your time I will show you why it's time to send in the clowns to die.

Horror films are hot right now. And horror films are always going to be hot because people will ALWAYS love being scared. And original horror ideas—not remakes of reboots of recycled franchises, but original horror ideas—are some of the hottest things out there right now. Horror films are not only Oscar contenders nowadays, but they're Oscar winners as well. Which clearly illustrates that people want to be scared at the movies again—no matter how, or where, those movies are being viewed.

And that brings me to us. Kill Giggles is a story, a screenplay, and soon to be a feature film like no other. And yes, we know a lot of other filmmakers out there will say that, particularly within the realm of independent horror, but we at Mad Ones Films mean it for one very simple reason: no one has ever done anything like this before… literally. Oh sure, we've all heard the stories, we've all seen the movies where the monsters, the madmen, the serial killers either dress up like clowns to spread their murder and mayhem.

For example, there'sboth versions of IT; there's both versions of Halloween; there's 31; there's Clown; there's Stitches; there's Gacy; there's Amusement; there's 100 Tears; there's We All Scream for Ice Cream; there's American Horror Story: Freak Show; there's Killer Clowns from Outer Space; there's Killjoy; there's Clownhouse; there's All Hallows Eve; there's Prank; there's Vulgar; and there's Terrifier… and that's just to name a few.

But what we are going to do is to take a timeless terror trope and turn it on its rainbow wig-covered head, by telling the tale of a serial killer OF clowns instead. Kill Giggles is the story of Tommy dos Santos, who wasn't born a psychopath, but he wasn't made a sociopath either. He's something different, and he's walking his own path—a path that will run red with the blood of the foulest most fiendishly frightening creatures ever conceived by man… clowns.

Now while the cameras and the clown heads won't start rolling until we've reached our budgetary goal, we've put a lot of wheels in motion so we can hit the ground running once we do.To give investors and audience members a taste of the thrills and chills to come, Mad Ones Films has put together "Killing Giggles," a proof-of-concept extended first scene of the film to

give you a cinematic sense of the look and feel of the movie that we're going to make together!

Kill Giggles. It's going to be Hitchcock meets Kubrick: it's horror, it's thriller, it's surreal psychological sensationalism. It's the trifecta of scary movies… and all to a circus soundtrack. Because while all the world may love a clown, no one ever said it had to be alive.

We are Mad Ones Films. We're the inmates running the cinematic asylum right here in Greensboro, North Carolina. We've made award-winning short films on an aglet of a shoestring of a budget for quite a few years now. In fact, over the last four years, our last four films combined have screened at over 100 film festivals around the globe and garnered 28 awards between them. Our last three short films have secured broadcast and distribution deals, which has opened up our audience to a global perspective that we barely dreamed of.

And that's where YOU come in! You see, we don't care if you've got more money than you know what to do with AND you hate clowns!! Or even if you have fistfuls of cash and for some very obscure bizarre reason that you might want to get checked out later, you actually love clowns!?! Because either way, we want you to join our circus!

We've made independent movie magic time and time and time again with next to nothing. And right now we're asking for just a little more something so that we can make something truly spectacular!

We're looking for private investors to complete the first phase of our fundraising before moving on to the second phase, which will involve a massive crowdsourcing campaign. Basically, what it all boils down to is that we want to make this movie. We want to make this movie with you. And we want to make this movie with you before anyone else has a very similar idea and they get to ride the wave of the next big horror trope. So… thank you for listening, thank you for taking the time, and won't you please help us send in the clowns to die? Thank you.

KILLING GIGGLES PROOF-OF-CONCEPT TRAILER VIDEO TRANSCRIPT

Mad Ones Films
JK:: Films
Duane A. Sikes Productions

Grunt, grunt, grunt, moan, grunt, moan, grunt.
Grunt, grunt, grunt, moan, grunt, moan, moan.
Moan, moan, moan, grunt, grunt, moan, grunt.

Killing Giggles
Coming Soon...

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CFBB PICTURES, LLC

OPERATING AGREEMENT

1. THE COMPANY, PURPOSE.

1.1 This is a Limited Liability Company Operating Agreement (the "Agreement") for CFBB Pictures, LLC, a Manager-managed North Carolina limited liability company (the "Company") formed under and pursuant to North Carolina law. The parties hereto (sometimes hereinafter jointly and severally referred to as the "Managers") formed under and pursuant to North Carolina law for the sole purpose of producing and marketing a feature motion picture named "Kill Giggles" (the "film") worldwide.

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the management, production, and marketing of the film and exploitation of such other rights as owned or controlled by the Company.

1.3 The Managers (as defined below) agree that upon the formation of the Company on or about June 28, 2018, the Company, shall assume all of the rights and obligations of the Managers pursuant to any written executed agreements, by them. The Managers further agree that all other rights acquired or which may be acquired relating to the film by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to the production of the film shall be governed by the Managers (as hereinafter defined) and decisions by the Managers shall be decided by majority rule as determined in accord with the Managers' voting rights set forth in Paragraph 2.1.

2. THE MEMBERS OF THE COMPANY.

The members of the Company shall be the Managers and the Non-Managing Members (collectively "Members"):

2.1 The Managers shall be: Jason Buterin (collectively "Managers").

2.2 Membership Units. The Company is authorized to issue a total of 7,660 Membership Units consisting of two classes, including 1,000 Managership Units and 6,660 Non-Managership Units.

> Ownership of Membership Units as of date of this Agreement:
> Jason Buterin 1,000 Units Managership Units

Authorized to sell 6,660 Units Non-Managing Membership Units

2.3 Voting Rights. Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managers may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company.

2.4 The Managers shall also be one of the producers of the film.

2.5 The Non-Managing Members of the Company (the "Non-Managing Members") shall be all of the parties signing hereto as Non- Managers. A Manager may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Manager to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managers shall have the right to admit additional Managers and Non-Managing Members, and/or permit Non-Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Non-Managers' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managers, nor may there be substitutions of Non-Managing Members without the written consent of the Managers.

2.7 Producer's credit shall be given to the Managers and thereafter to any other Managers and/or such other person(s) or entity(ies) as the Managers may authorize.

2.8 Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managers may authorize.

3. NAME, OFFICE LOCATION.

3.1 The Company shall be conducted under the name of CFBB Pictures, LLC.

3.2 The location of the primary place of business of CFBB Pictures, LLC is:
    2642 Stratford Drive, Greensboro, NC 27408
    Or such other location as shall be selected from time to time by the Manager. (or at such other office as the Managers(s) shall elect.)

3.3 The Company's initial agent (the "Agent") for service of process is: JASON P. BUTERIN.
    The Agent's registered office is:
    2642 Stratford Drive, Greensboro, NC 27408.

The Company may change its registered office, its registered agent, or both, upon filing a statement with the North Carolina Secretary of State.

4. ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION.

4.1. The Company shall have all of the powers of a limited liability company set forth under North Carolina law. CFBB Pictures, LLC's term shall commence upon the filing of a Certificate of Formation and all other such necessary materials with the state of North Carolina.

4.2 The Company will operate until terminated as outlined in this Agreement unless:

i. The Manager votes to dissolve the Company;
ii. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by North Carolina law;
iii. It becomes unlawful for either the Manager or the Company to continue in business;
iv. A judicial decree is entered that dissolves the Company; or
v. Any other event results in the dissolution of the Company under federal or North Carolina law.

The Company shall terminate upon the occurrence of any of the following:

i. The Bankruptcy, death, insanity or resignation of an individual Manager and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any;
ii. A date fixed by the Manager after abandonment of all further Company activities; or
iii. Any other event causing the dissolution of the Company under the laws of the State of North Carolina.

Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Manager if any of the remaining Persons constituting the Manager elects in writing within thirty (30) days after such an event to continue the business of the Company.

On the termination of the Company, the assets of the Company shall be liquidated by the Managers as liquidating trustee, as provided for in this Agreement.

4.3 The aggregate capital contributions of the Non-Managing Members shall be a minimum of ten thousand dollars ($10,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managers elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of six hundred sixty-six thousand dollars ($666,000.00 U. S. Dollars) ("Total Capitalization"). The Managers shall terminate the Offering if Minimum Capitalization has not been raised by May 1, 2019, unless the

Offering is extended by the Managers.

4.4 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed in the State of North Carolina, and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER.

5.1 If a Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Non-Managing Members would have had if he had not died or become insane, and the share of such Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Non-Managing Members unless so agreed to in writing by the Managers, which it is not obligated to do.

5.2 If a Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Non-Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become a Non-Managing Member unless so agreed to in writing by the Managers, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by an Non-Managing Members unless the Managers consents thereto in writing. In addition, notwithstanding any such written consent by the Managers to any such assignment, no assignee of all or any portion of the interest of a Non-Managing Member shall have the right to become a substituted Non-Managing Member in place of his/her assignor unless the Managers consents thereto in writing. The Managers will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Non-Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managers from withholding consent to any other assignment or substitution.

5.4 The Managers' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. THE CAPITAL OF THE COMPANY.

6.1 Each of the parties signatory hereto as a Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Manager or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managers may elect, as set forth in Paragraph 4.3 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company
subject to: a. The Managers right to add additional Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.6 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managers may or may not use the capital contributions of the Non-Managing Members to commence the production activities, including but not limited to the payment of Production expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managers are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managers as provided for in Paragraph 8 below. Notwithstanding
the foregoing, the Managers may elect to contribute capital to the Company. Each contributing Managers will execute the Certificate of Limited Company of the Company solely as a Managers and shall otherwise, for purposes of be treated as an Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managers shall with respect to such contribution, be treated as a Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managers may or may not commence the business of the Company and activities to produce the film and may or may not use the capital contributions to pay Production Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managers. As used in this Agreement: (i) the term "capital contributions" of Non-Managing Members shall mean the amounts which the Non-Managing Members shall
have contributed as set forth opposite their signatures below; and (ii) the term aggregate limited contributions" shall mean the aggregate of said contributions of the Non-Managing Members.

6.7 Any monies expended by the Managers prior to the contribution of the Original
Capital for items which, if incurred by the Company, would constitute Production Expenses,

or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Manager to the Original Capital, if said Manager elects not to have such monies reimbursed to it.

6.8 If the Managers believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managers) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managers) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managers, shall be repaid before any of the capital contributions are repaid to any of the Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managers have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8.1(b) below), solely from the Managers' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managers may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Screen Actors Guild, and other unions or organizations. Non-Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Non-Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment in the amount of the bond or guaranty. Gross Receipts will be paid to the union to release such bond or guaranty prior to the payments to the Non-Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8.1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and (v) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managers, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managers has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managers may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managers in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) third, until such time as an aggregate amount equal to 120% of the Original Capital has been distributed to the Non-Managing Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units;

7.2(d) fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to Paragraph 8.

8. DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT.

Following Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

8.1 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managers with each Manager receiving that portion thereof proportionate to his/her Units in the Company.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraph 11 hereof (Taxes), said latter provisions shall prevail.

8.6 By executing this Agreement, the Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. LOSSES, LIMITED LIABILITY OF MEMBERS.

Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Non-Managing Members in proportion to their Units in the Company. After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managers and Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.1.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. ABOUT DISTRIBUTIONS.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.1 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managers, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(b), before making any distribution to the Members.

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company and the abandonment of further intention of producing the film, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managers, or the remaining Managers(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and
the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein

provided for in this Paragraph 10; and 10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managers deems advisable, at such price and terms as the Managers, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managers deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managers shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managers, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managers shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production Rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful Distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the film shall have terminated, the Managers determine in good faith that the Company's share of income from any or all of the rights in the film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managers and/or Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managers shall have the right (but not the obligation) to sell to a third party or parties (including any Manager and/or Non-Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managers may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. TAXES.

11.1 Anything herein to the contrary notwithstanding, Members shall not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Units of the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports or other documentation as may be required by, and prepared in accordance with, applicable laws and regulations. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Manager to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Managers may elect for the Company to be treated as a C-Corporation at any Time.

11.3 Each of the Non-Managing Members does hereby permit the Managers to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each of the Non-Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Non-Managing Members. Each of the Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managers shall have the right to make on behalf of the Company such election or elections as they deem Appropriate.

12. INTENTIONALLY OMITTED

13. BANK ACCOUNT.

The Managers shall open and maintain in the name of the Company a special bank account or accounts designated as the "CFBB Pictures, LLC Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. BOOKS AND RECORDS.

14.1 At all times during the continuance of the Company, the Managers shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

15. CERTAIN RIGHTS OF THE MANAGERS.

15.1 The Managers shall render services as are customarily and usually rendered by movie Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to the production of the film. This is not the only project of the Producer which will engage in other businesses;

15.3 The Managers shall have the right to amend this Agreement from time to time by filing a Certificate of Amendment or a Certificate of Correction, whichever is appropriate to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managers shall have the right to delegate the duties to other employees if appropriate and in accordance with the laws of the State of North Carolina.

15.6 Furthermore, the Managers may, in their sole discretion, co-produce the film with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Non-Managing Members.

15.7 The Managers may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managers elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managers shall become a Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may be amended at any time by the Managers upon notice to the Non-Managing Members, except that this Agreement may not be amended without the consent of at least a majority of the Members who would be adversely affected by an amendment that:

>(i) modifies the limited liability of a Member;

>(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

>(iii) affects the status of the Company for federal income tax purposes.

16. CONDUCT OF THE COMPANY.

16.1 The Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managers. A Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managers authorizes the Non-Managing Member to undertake at the Company's behest.

16.2 The Managers shall exercise all rights and privileges and shall have all the powers ordinarily had by Managers of a Limited Liability Company.

16.3 It is agreed that the Managers shall not be responsible to the Company or to the Non-Managing Members for any loss or liability resulting from:

>16.3(a) Any of the Managers' acts or omissions, provided they acted without gross negligence and in good faith, or

>16.3(b) The inability to render services as Managers for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managers shall be paid out of its share as Managers.

16.4 Except as hereinafter set forth, the Company (but not the Non-Managing Members personally) shall indemnify and hold harmless the Managers and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managers or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Manager and Non-Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including entertainment enterprises, whether or not such other enterprises shall be in competition with the film, and each of it also has the right to render services to other Parties.

17. NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE.

17.1 No Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managers elect not to deposit said funds in an interest bearing account. It solely is at the discretion of the Managers to deposit capital contributions or the Gross Receipts of the Company in an interest bearing account. If the Managers elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Non-Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non-Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Non-Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

19. NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY.

19.1 No Managers or Non-Managing Members may borrow money from theCompany.

19.2 After the closing of the Offering, no additional Managers or Investor Managers may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. ADDITIONAL DOCUMENTS.

20.1 At any time, upon the request of the Managers, each Non-Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of North Carolina, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Non-Managing Members irrevocably makes, constitutes and appoints the Managers as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:
20.1(a) A Certificate of Limited Company, as required under the laws of the State of North Carolina;

20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;

20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with North Carolina Department of State

20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of North Carolina or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Non-Managers. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. RETURN OF CONTRIBUTIONS.

Unless agreed to in writing by all of the Members, the Non-Managing Members shall have no right to demand and receive property other than cash in return for their capital Contributions.

22. USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION.

22.1 The Managers may make no use prior to Minimum Capitalization of any capital contribution by a Non-Managing Member unless the Non-Managing Member

authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. REPRESENTATIONS AND WARRANTIES.

23.1 Each Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managers are relying on the following representations and warranties of each such Non-Managing Members that:

23.1(a) The Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Non-Managing Members' obligations Hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Non-Managing Member and constitutes the valid and binding obligation of such Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managers may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Non-Managing Member confirms that, in making his/her investment decision, the Non-Managing Member has relied solely upon independent investigations made by the Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Non-Managing Member acknowledges that the Managers have offered the Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managers.

23.1(i) The Non-Managing Member will suffer no material adverse change in its financial condition if the Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Non-Managing Member with the intent that they be relied on by the Managers in determining the Non-Managing Member's suitability as a Non-Managing Member.

24. MISCELLANEOUS.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managers shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of North Carolina law.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Non-Managing Member must be determined, each Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Non-Managing Member's contribution represents of the aggregate contributions of all the Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

26. NO THIRD-PARTY BENEFICIARIES.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on any person or entity.

27. NOTICES.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

28. COUNTERPARTS.

28.1 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managers agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the North Carolina Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the

day and year first above written.



August 31, 2018

MANAGERS

Jason P. Buterin, Manager [CFBB Pictures, LLC]